BAKER & MCKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

05013356

RECEIVED
2005 DEC 19 A 11:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 82-5078

Asia Pacific
Bangkok
Beijing
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Ho Chi Minh City
Hong Kong
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Manila
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Europe & Middle East
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Frankfurt / Main
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Munich
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North & South America
Bogota
Brasilia
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Guadalajara
Houston
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Miami
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New York
Palo Alto
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San Francisco
Santiago
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Toronto
Valencia
Washington, DC

December 6, 2005

PROCESSED
DEC 20 2005
THOMSON FINANCIAL

SUPPL

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice Regarding Purchase of the Company's Own Shares from the Market (Purchase by the Company's own shares pursuant to Article 211-3 (1)(ii) of the Commercial Code of Japan) (dated October 3, 2005);
- Return of the Entrusted Portion of the Employee Pension Fund (dated October 14, 2005);
- Return of the Entrusted Portion of the employee Pension Fund (dated November 1, 2005) and
- Report of the Settlement of Accounts for the Six Month Period ended September 30, 2005 (April 1, 2005 to September 30, 2005) (dated November 9, 2005).

Yours truly,

Ken Takahashi

dlw 12/19

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

Press Release

FUNAI

October 3, 2005

To Whom It May Concern:

Funai Electric Co., Ltd.

Representative: Tetsuro Funai, the President
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Hiroyuki Hayashi, General Manager
Investor Relations Department
(Tel: 81-72-870-4395)

Notice Regarding Purchase of the Company's Own Shares from the Market

(Purchase by the Company's own shares pursuant to Article 211-3 (1) (ii) of the Commercial Code of Japan)

This is to notify that the company has purchased its shares from the market pursuant to the provisions of Article 211-3(1)(ii) of the Commercial Code of Japan as follows.

1. Purchase period	From July 1 to September 30, 2005
2. Total Number of shares purchased	60,200shares
3. Total amount of purchase costs of shares	626,798,000yen
4. Method of purchase	Purchased on the Osaka Securities Exchange

Reference :

1. Contents of the resolution at the Board of Director's meeting held on May 11, 2005

(1) Type of shares to be purchased	Common stock of the company
(2) Total number of shares to be purchased	Up to 1,000,000 shares (2.8% of the shares outstanding)
(3) Total amount of purchase costs of shares	Up to 15,000,000,000 yen
(4) Period of purchase	From May 12, 2005 to March 31, 2006

2. Aggregate number of shares and purchase costs on or after the Board of Directors' meeting (May 11, 2005)

(1) Aggregate number of shares purchased	470,400shares
(2) Aggregate amount of purchase costs of shares	5,436,985,000yen

3. Status of the Company's own shares as of June 30, 2005

(1) Number of shares outstanding (excluding treasury stock):	34,901,931shares
(2) Number of shares held as treasury stock:	1,171,165shares

-END-

Press Release

FUNAI

October 14, 2005

To Whom It May Concern:

Funai Electric Co., Ltd.

Representative: Tetsuro Funai, President and CEO
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Hiroyuki Hayashi, General Manager
Investor Relations Department
(Tel: 81-72-870-4395)

Return of the Entrusted Portion of the Employee Pension Fund

This is to announce that Funai Co., Ltd. on October 1, 2005 received permission from the Minister of Health, Labor and Welfare to return to the corporate pension fund the past entrusted portion of the employee pension fund. This has been made possible under the Defined Benefit Corporate Pension Law.

The Company is currently calculating the amount of profit or loss generated as a result of the above based on the methods set forth in Article 44-2 of the "Practical Guidelines Relating to the Accounting of Retirement Benefits" released by the Japanese Institute of Certified Public Accountants (Accounting System Committee Report No. 13).

END

Press Release

FUNAI

November 1, 2005

Funai Electric Co., Ltd.
Representative: Tetsuro Funai, President and CEO
Code: 6839 (TSE and OSE 1st Section)
Inquiries: Naoyuki Takanaka, IR Dept.
TEL: 81-72-870-4395

To Whom It May Concern:

Return of the Entrusted Portion of the Employee Pension Fund

Funai Electric Co., Ltd hereby announces that the returned profit-and-loss (appropriated in the period ending March 2006) has been calculated based on the Defined Benefit Corporate Pension Law and resulting from the receipt of approval to transfer the previously entrusted portion of the employee pension fund to the corporate pension fund as announced on October 14, 2005.

Funai Electric Co., Ltd. will appropriate the returned entrusted profits as extraordinary gain, approximately 3 billion yen in consolidated closing accounts and approximately 2.9 billion yen in individual closing accounts, in the period ending March 2006. These appropriations will be made in accordance with methods established in Article 44-2 of the "Practical Guidelines Relating to the Accounting of Retirement Benefits (Intermediate Report)" released by the Japanese Institute of Certified Public Accountants (Accounting System Committee Report No.13).

The results for the period ending March 2006 are currently under examination and will be reported as soon as a forecast can be made.

End

FILE NO. 82-5078

(Excerpt translation)

THE 54TH BUSINESS YEAR

(April 1, 2005 to March 31, 2006)

REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2005

(April 1, 2005 to September 30, 2005)

FUNAI ELECTRIC CO., LTD.

OUTLINE OF THE SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2006

November 9, 2005
Resolved at the meeting of the Board of Directors

1. Consolidated operating results:

	Current interim period (From April 1, 2005 to September 30, 2005)		Prior interim period (From April 1, 2004 to September 30, 2004)		Rate of increase or decrease
Net sales	¥169,553 million	100.0%	¥168,916 million	100.0%	0.4%
Operating income	¥15,276 million	9.0%	¥17,566 million	10.4%	(-) 13.0%
Ordinary income	¥17,675 million	10.4%	¥20,317 million	12.0%	(-) 13.0%
Net income	¥11,545 million	6.8%	¥13,332 million	7.9%	(-) 13.4%
Net income per share	¥328.99		¥372.56		

(Note) 1. The Company has 12 consolidated subsidiaries and two equity method companies.

(Note) 2. On June 28, 2005, the Company received notice of supplementary tax assessment from the Osaka Regional Taxation Bureau, which determined that its subsidiaries in Hong Kong did not satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens. The supplementary income tax assessment in the amount of ¥19,184 million is recorded on the balance sheet as a long-term suspense tax payment.

2. Non-consolidated operating results:

	Current interim period (From April 1, 2005 to September 30, 2005)		Current interim period (From April 1, 2004 to September 30, 2004)		Rate of increase or decrease
Net sales	¥192,927 million	100.0%	¥199,389 million	100.0%	(-) 3.2%
Operating income	¥13,081 million	6.8%	¥13,475 million	6.8%	(-) 2.9%
Ordinary income	¥14,283 million	7.4%	¥15,482 million	7.8%	(-) 7.7%
Net income	¥7,986 million	4.1%	¥9,520 million	4.8%	(-) 16.1%
Net income per share	¥227.57		¥266.04		

November 9, 2005

BRIEF ANNOUNCEMENT OF SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2006 (CONSOLIDATED)

Name of listed company:	FUNAI ELECTRIC CO., LTD. (URL http://www.funai.jp)
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	6839
Location of head office:	Osaka
Representative:	Tetsuro Funai President and Representative Director
Inquiries to be directed to:	Katsumi Furukawa Executive Manager, Accounting Department Tel. (072) 870-4304
Date of meeting of the Board of Directors concerning settlement of interim accounts:	November 10, 2004
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Operating results for the interim financial period ended September 30, 2005 (April 1, 2005 to September 30, 2005):

(1) Consolidated operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Interim financial period ended September 30, 2005	Interim financial period ended September 30, 2004	Business year ended March 31, 2005
Net sales	¥169,553 million (0.4%)	¥168,916 million (9.0%)	¥383,034 million 12.0%
Operating income	¥15,276 million ((-) 13.0%)	¥17,566 million ((-) 4.0%)	¥33,348 million (8.7%)
Ordinary income	¥17,675 million ((-) 13.0%)	¥20,317 million (21.0%)	¥36,616 million 5.6%
Net income	¥11,545 million ((-) 13.4%)	¥13,332 million (21.3%)	¥25,722 million (2.1%)
Net income per share	¥328.99	¥372.56	¥719.61
Fully diluted earnings per share	¥328.47	¥370.48	¥716.95

(Notes)

	Interim financial period ended September 30, 2005	Interim financial period ended September 30, 2004	Business year ended March 31, 2005
1) Gain on equity method investments:	¥273 million	¥147 million	¥204 million
2) Average number of shares during each period (year) (consolidated):	35,092,671 shares	35,785,751 shares	35,683,702 shares

3) Changes in accounting methods: None

4) The percentages in the items of net sales, operating income, ordinary income and net income for the interim period indicate the rates of increase or decrease from the previous interim period.

5) On June 28, 2005, the Company received notice of supplementary tax assessment from the Osaka Regional Taxation Bureau, which determined that its subsidiaries in Hong Kong did not satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens. The supplementary income tax assessment in the amount of ¥19,184 million is recorded on the balance sheet as a long-term suspense tax payment.

(2) Consolidated financial condition:

	Interim financial period ended September 30, 2005	Interim financial period ended September 30, 2004	Business year ended March 31, 2005
Total assets	¥279,323 million	¥276,202 million	¥255,326 million
Stockholders' equity	¥185,983 million	¥172,402 million	¥174,043 million
Ratio of stockholders' equity	66.6%	62.4%	68.2%
Stockholders' equity per share	¥5,328.73	¥4,783.21	¥4,919.43

(Note) Number of shares outstanding at the end of the interim period (year) (consolidated):

	34,901,931 shares	36,043,155 shares	35,369,837 shares

(3) State of consolidated cash flows:

	Interim financial period ended September 30, 2005	Interim financial period ended September 30, 2004	Business year ended March 31, 2005
Cash flows from operating activities	(¥13,182 million)	¥6,784 million	¥22,018 million
Cash flows from investing activities	(¥4,136 million)	(¥6,543 million)	(¥32,508 million)
Cash flows from financing activities	¥5,619 million	¥10,026 million	(¥419 million)
Cash and cash equivalents at the end of the interim period (year)	¥94,146 million	¥125,419 million	¥101,156 million

(4) Matters relating to the consolidation scope and application of the equity method:

Number of consolidated subsidiaries:	12
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	2

(5) Changes in the consolidation scope and application of the equity method:

Consolidated subsidiaries (inclusion):	0
Consolidated subsidiaries (exclusion):	1
Companies subject to equity method (inclusion):	0
Companies subject to equity method (exclusion):	0

2. Forecast of consolidated operating results for the business year ending March 31, 2006 (from April 1, 2005 to March 31, 2006):

	Full-year period
Net sales	¥387,300 million
Ordinary income	¥36,500 million
Net income	¥27,200 million

(Reference) Forecast of net income per share (full-year period): ¥779.33

(Translation omitted)

(4) CONSOLIDATED BALANCE SHEETS

(million yen)

	Interim financial period ended September 30, 2005 (as of September 30, 2005)	Interim financial period ended September 30, 2004 (as of September 30, 2004)	Business year ended March 31, 2005 (as of March 31, 2005)
ASSETS:			
Current assets:	184,288	227,803	180,851
Cash and deposits	94,887	126,222	101,846
Trade notes and trade accounts receivable	37,063	62,213	45,520
Inventories	44,451	32,992	27,303
Deferred tax assets	2,964	3,455	2,990
Others	5,515	4,078	3,995
Allowance for doubtful receivables	(593)	(1,158)	(804)
Fixed assets:	95,034	48,399	74,474
Tangible fixed assets:	20,922	18,635	22,406
Buildings and structures	6,275	5,170	6,494
Machinery, equipment and motor vehicles	4,795	4,283	5,535
Tools, furniture and fixtures	4,784	5,560	5,266
Lands	5,060	3,358	5,102
Others	5	262	7
Intangible fixed assets	7,482	1,011	7,932
Patents	6,597	-	7,057
Others	884	1,011	874
Investments and other assets:	66,629	28,752	44,136
Investment securities	43,963	24,987	41,282
Long-term loans receivable	275	342	498
Long-term suspense tax payment	19,184	-	-
Deferred tax assets	842	550	422
Others	3,258	3,138	2,442
Allowance for doubtful receivables	(895)	(266)	(509)
TOTAL ASSETS	279,323	276,202	255,326

(million yen)

	Interim financial period ended September 30, 2005 (as of September 30, 2005)	Interim financial period ended September 30, 2004 (as of September 30, 2004)	Business year ended March 31, 2005 (as of March 31, 2005)
LIABILITIES:			
Current liabilities:	78,468	90,560	68,098
Trade notes and trade accounts payable	41,664	61,352	38,639
Short-term loans payable	17,602	5,404	4,011
Accounts payable	10,950	15,112	13,277
Accrued corporate taxes, etc.	4,578	6,034	8,746
Deferred tax liabilities	13	7	5
Reserve for products guarantee	195	135	275
Other current liabilities	3,464	2,512	3,143
Long-term liabilities:	14,579	13,010	12,939
Long-term loans payable	5,679	6,409	6,041
Deferred tax liabilities	2,628	539	682
Reserve for retirement benefits	4,909	4,733	4,855
Allowance for officers' retirement gratuities	881	911	926
Other long-term liabilities	481	416	434
TOTAL LIABILITIES	93,047	103,570	81,038
Minority interests: Minority interests	292	229	243
STOCKHOLDERS' EQUITY:			
Common stock	31,131	30,990	31,118
Additional paid-in capital	33,096	32,954	33,083
Retained earnings	134,978	112,856	125,246
Revaluation difference of other securities	7,181	4,035	5,410
Foreign exchange translation adjustment	(6,093)	(8,430)	(11,943)
Treasury stock	(14,311)	(3)	(8,872)
TOTAL STOCKHOLDERS' EQUITY	185,983	172,402	174,043
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	279,323	276,202	255,326

CONSOLIDATED STATEMENTS OF INCOME

(million yen)

	Interim financial period ended September 30, 2005	Interim financial period ended September 30, 2004	Business year ended March 31, 2005
	(from April 1, 2005 to September 30, 2005)	(from April 1, 2004 to September 30, 2004)	(from April 1, 2004 to March 31, 2005)
Net sales	169,553	168,916	383,034
Cost of sales	133,570	130,219	305,165
Selling, general and administrative expenses	20,706	21,130	44,521
Operating income	15,276	17,566	33,348
Non-operating income:			
Interest income	1,214	667	1,549
Gain from equity method investments	273	147	204
Exchange gain	810	1,866	1,134
Other income	381	449	948
Non-operating income	2,679	3,130	3,836
Non-operating expenses:			
Interest expenses	252	133	352
Other expenses	28	245	215
Non-operating expenses	280	379	568
Ordinary income	17,675	20,317	36,616
Special income:			
Income from sales of fixed assets	62	15	734
Income from transfer back from allowance for doubtful receivables	24	65	33
Other special income	54	358	493
Special income	141	439	1,262
Special loss:			
Loss from disposition of fixed assets	82	308	198
Valuation loss of investment securities	564	612	1,061
Valuation loss of inventories	-	484	786
Amount transferred to allowance for doubtful receivables	536	-	-
Other special loss	137	14	515
Special loss	1,321	1,419	2,562
Income before income taxes, etc. for the interim period (year)	16,496	19,337	35,316
Corporate, inhabitant and enterprise taxes	4,538	6,061	9,844
Adjustment to corporate taxes, etc.	380	(87)	(305)
Minority interests	32	31	53
Net income for the interim period (year)	11,545	13,332	25,722

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(million yen)

	Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)	Business year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
(Additional paid-in capital)			
Balance of additional paid-in capital at beginning of the period (year)	33,083	32,466	32,466
Increase in additional paid-in capital	12	488	616
Issue of new shares upon exercise of stock acquisition rights	12	49	178
Income from disposition of its own shares	-	438	438
Balance of additional paid-in capital at end of the interim period (year)	33,096	32,954	33,083
(Retained earnings)			
Balance of retained earnings at beginning of the period (year)	125,246	100,278	100,278
Increase in retained earnings	11,545	13,332	25,722
Net income for the interim period (year)	11,545	13,332	25,722
Decrease in retained earnings	1,812	754	754
Cash dividends	1,768	705	705
Officers' bonuses	44	49	49
Balance of retained earnings at end of the interim period (year)	134,978	112,856	125,246

CONSOLIDATED STATEMENTS OF CASH FLOWS

(million yen)

	Interim financial period ended September 30, 2005 (from April 1, 2005 to September 30, 2005)	Interim financial period ended September 30, 2004 (from April 1, 2004 to September 30, 2004)	Business year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
I. Cash flows from operating activities			
Net income before income taxes, etc.	16,496	19,337	35,316
Depreciation	4,103	2,746	7,008
Increase (decrease) in allowance for doubtful receivables	285	(403)	(494)
Increase (decrease) in reserve for retirement benefits	53	99	221
Interest and dividend income	(1,475)	(772)	(1,669)
Interest expense	252	133	352
(Gain) loss from equity method investments	(273)	(147)	(204)
Valuation loss of inventories	-	-	786
(Gain) loss from sale of tangible fixed assets	(11)	(3)	(695)
Valuation loss of investment securities	564	612	1,061
(Increase) decrease in trade accounts receivable	10,591	(26,866)	(11,543)
Decrease (increase) in inventories	(15,513)	(13,749)	(9,591)
Increase (decrease) in trade accounts payable	332	23,544	2,338
Others	(1,725)	(733)	(3,194)
Subtotal	13,678	3,797	19,692
Interest and dividends received	1,437	749	1,619
Interest paid	(248)	(132)	(345)
Refund (payment) of income taxes, etc.	(8,864)	2,368	1,051
Long-term suspense tax payment	(19,184)	-	-
Cash flows from operating activities	(13,182)	6,784	22,018
II. Cash flows from investing activities			
Withdrawal of time deposits	-	44	141
Sale of securities	310	-	312
Acquisition of tangible fixed assets	(2,509)	(6,778)	(15,142)
Sale of tangible fixed assets	528	112	1,080
Acquisition of intangible fixed assets	(2,340)	(33)	(5,268)
Acquisition of investment securities	(428)	(831)	(14,278)
Sale of investment securities	388	353	355
Making of loans	(39)	(29)	(260)
Collection of loans	78	35	72
Others	(124)	581	480
Cash flows from investing activities	(4,136)	(6,543)	(32,508)
III. Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	13,166	623	(844)
Repayment of long-term loans payable	(362)	(432)	(794)
Proceeds from issuance of shares	25	98	356
Acquisition of its own shares	(5,439)	(3)	(8,871)
Proceeds from sales of its own shares	-	10,448	10,448
Cash dividends paid	(1,768)	(705)	(705)
Others	(3)	(4)	(9)
Cash flows from financing activities	5,619	10,026	(419)
IV. Translation gain/loss related to cash and cash equivalents	4,690	1,545	(1,541)
V. Net increase (decrease) in cash and cash equivalents	(7,009)	11,812	(12,450)
VI. Cash and cash equivalents at beginning of the interim period (year)	101,156	113,606	113,606
VII. Cash and cash equivalents at end of the interim period (year)	94,146	125,419	101,156

(Translation omitted hereinafter)

- END -